SECURITIES AND EXCHANGE COMMISSION

[Investment Company Act Release No. 31203; File No. 812-14138]

Principal Funds, Inc., et al.; Notice of Application

August 11, 2014

Agency: Securities and Exchange Commission ("Commission").

Action: Notice of an application under section 6(c) of the Investment Company Act of 1940

("Act") for an exemption from section 15(a) of the Act and rule 18f-2 under the Act, as well as

from certain disclosure requirements.

Summary of Application: Applicants request an order that would amend and supersede a prior

order (the "Non-Affiliated Sub-Adviser Order")[1] that permits them to enter into and materially

amend subadvisory agreements for certain multi-managed funds with non-affiliated sub-advisers

without shareholder approval and grants relief from certain disclosure requirements. The requested

order would permit applicants to enter into, and amend, such agreements with Wholly-Owned Sub-

Advisers (as defined below) and non-affiliated sub-advisers without shareholder approval.

Applicants: Principal Funds, Inc. ("PFI") and Principal Variable Contracts Funds, Inc. ("PVC",

each an "Investment Company" and collectively, the "Investment Companies"), and Principal

Management Corporation ("PMC").

Filing Dates: The application was filed on March 27, 2013, and amended on June 3, 2013,

November 15, 2013, April 10, 2014 and July 30, 2014.

Hearing or Notification of Hearing: An order granting the application will be issued unless the

Commission orders a hearing. Interested persons may request a hearing by writing to the

Commission's Secretary and serving applicants with a copy of the request, personally or by mail.

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[1] Principal Management Corporation, et al., Investment Company Act Release Nos. 23613 (Dec. 21, 1998) (notice) and 23655 (Jan. 19, 1999) (order).

Hearing requests should be received by the Commission by 5:30 p.m. on September 5, 2014 and

should be accompanied by proof of service on applicants, in the form of an affidavit or, for

lawyers, a certificate of service. Hearing requests should state the nature of the writer's interest, the

reason for the request, and the issues contested. Persons who wish to be notified of a hearing may

request notification by writing to the Commission's Secretary.

Addresses: Secretary, U.S. Securities and Exchange Commission, 100 F Street, NE, Washington,

DC 20549-1090. Applicants, The Principal Financial Group, Des Moines, Iowa 50392-0300.

For Further Information Contact: Barbara T. Heussler, Senior Counsel, at (202) 551-6990, or

Mary Kay Frech, Branch Chief, at (202) 551-6821 (Division of Investment Management, Chief

Counsel's Office).

Supplementary Information: The following is a summary of the application. The complete

application may be obtained via the Commission's website by searching for the file number or an

applicant using the Company name box, at http://www.sec.gov/search/search.htm or by calling

(202) 551-8090.

Applicants' Representations:

     1.   Each Investment Company is a Maryland corporation which is registered with the

Commission as an open-end management investment company under the Act. Each Investment

Company offers multiple series of shares ("Series") with its own distinct investment objective,

policies and restrictions. Each Series has, or will have, as its investment adviser, PMC, or

another investment adviser controlling, controlled by or under common control with PMC or its

successors (each, an "Adviser" and, collectively with the Investment Companies, the

"Applicants").[2] PMC is an Iowa corporation and an indirect wholly-owned subsidiary of

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[2] The Adviser is, and any future Adviser also will be, registered with the Commission as an investment
adviser under the Investment Advisers Act of 1940, as amended ("Advisers Act"). For purposes of the

Principal Financial Group, Inc., the ultimate parent entity of Principal Life Insurance Company ("Principal Life"), an Iowa stock life insurance company.[3]

2.   PMC serves as the investment adviser to each Series pursuant to an investment advisory agreement with the applicable Investment Company ("Investment Management Agreement"). The Investment Management Agreement for each existing Series was approved by the board of directors of the applicable Investment Company (each a "Board")[4], including a majority of the directors who are not "interested persons", as defined in section 2(a)(19) of the Act, of the Investment Company, a Series or the Adviser ("Independent Board Members") and by the shareholders of that Series as required by sections 15(a) and 15(c) of the Act and rule 18f-2 thereunder. The terms of each Investment Management Agreement comply with section 15(a) of the Act. Any future Investment Management Agreement also will comply with section 15(a) of the Act and will be similarly approved.

3.   Under the terms of each Investment Management Agreement, PMC, subject to the supervision of the applicable Board, provides investment advisory, research and statistical services, furnishes the Board a recommended investment program for each Series consistent with

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requested order, "successor" is limited to an entity that results from a reorganization into another jurisdiction or a change in the type of business organization.

[3] Applicants request that the relief apply to the Applicants, as well as to any existing or future Series and any other existing or future registered open-end management investment company or series thereof, including those that serve as funding media for variable insurance products offered by Principal Life, its affiliated insurance companies and other, unaffiliated insurance companies, that intends to rely on the order in the future and that is advised by the Adviser, uses the multi-manager structure described in the application, and complies with the terms and conditions of the application ("Subadvised Series"). All registered open-end investment companies that currently intend to rely on the requested order are named as Applicants. All Series that currently are, or that currently intend to be, Subadvised Series are identified in the application. Any entity that relies on the requested order will do so only in accordance with the terms and conditions contained the application. If the name of any Subadvised Series contains the name of a Sub-Adviser (as defined below), the name of the Adviser that serves as the primary adviser to the Subadvised Series, or a trademark or trade name that is owned by or publicly used to identity that Adviser, will precede the name of the Sub-Adviser.

[4] The term "Board" also includes the board of trustees or directors of a future Subadvised Series.

its investment objective, strategies, policies and restrictions, is authorized to implement such investment programs by placing orders for the purchase and sale of securities and assists the officers of the Investment Company regarding the general conduct of its investment business. PMC periodically reviews a Series' investment policies and strategies and based on the need of a particular Series, may recommend changes to the investment policies and strategies of the Series for consideration by the Board. For its services to each Series under the applicable Investment Management Agreement, PMC receives an investment management fee from the Series based on a percentage of the average net assets of the Series. The terms of each Investment Management Agreement permit PMC, subject to the approval of the applicable Board, including a majority of the Independent Board Members, and the shareholders of the applicable Series (if required), to delegate portfolio management responsibilities of all or a portion of the assets of a Subadvised Series to one or more sub-advisers.

4.   Pursuant to the terms of each Investment Management Agreement, PMC's responsibilities with respect to each such Series include: (i) recommending the selection, retention, removal or replacement of sub-advisers; (ii) determining the portion of the Series' assets to be managed by any given sub-adviser; and (iii) reallocating those assets as necessary from time to time among PMC and/or the sub-advisers retained for management of the assets of the Series. In addition, PMC monitors and reviews each sub-adviser's performance and its compliance with the Series' investment objective, strategies, policies and restrictions.

5.   PMC has entered into sub-advisory agreements with various sub-advisers to provide investment management services to the Subadvised Series. The terms of each Sub-Advisory Agreement (as defined below) comply fully with the requirements of section 15(a) of the Act and were approved by the applicable Board, including a majority of the Independent

Board Members, and, to the extent that the Non-Affiliated Sub-Adviser Order did not apply, the

shareholders of the Subadvised Series in accordance with sections 15(a) and 15(c) of the Act and

rule 18f-2 thereunder. The specific investment decisions for each Subadvised Series will be

made by the Sub-Adviser which has discretionary authority to invest the assets or a portion of the

assets of that Subadvised Series, subject to the general supervision of the Adviser and the Board.

The Adviser agrees to pay each Sub-Adviser a fee based generally on a percentage of the average

net assets of the applicable Subadvised Series or portion thereof overseen by the Sub-Adviser.

6.   Applicants request an order to permit the Adviser, subject to the approval of the

Board, including a majority of the Independent Board Members, to, without obtaining

shareholder[5] approval: (i) select Sub-Advisers[6] to manage all or a portion of the assets of a Series

and enter into sub-advisory agreements with the Sub-Advisers ("Sub-Advisory Agreements"),

and (ii) materially amend Sub-Advisory Agreements with the Sub-Advisers.[7] The requested

relief will not extend (i) to any sub-adviser, other than a Wholly-Owned Sub-Adviser, which is

an affiliated person, as defined in section 2(a)(3) of the Act, of the Subadvised Series or of the

Adviser, other than by reason of serving as a sub-adviser to one or more of the Subadvised

Series; and (ii) to Cliffwater LLC, a non-affiliated sub-adviser of the PFI Global Multi-Strategy

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[5] The term "shareholder" includes variable life and variable annuity contract owners having the voting interest in a separate account for which a Series serves as a funding medium.

[6] A "Sub-Adviser" is (1) an indirect or direct "wholly-owned subsidiary" (as such term is defined in the Act) of the Adviser for that Series, or (2) a sister company of the Adviser for that Series that is an indirect or direct "wholly-owned subsidiary" (as such term is defined in the Act) of the same company that, indirectly or directly, wholly owns the Adviser (each of (1) and (2) a "Wholly-Owned Sub-Adviser" and collectively, the "Wholly-Owned Sub-Advisers"), or (3) not an "affiliated person" (as such term is defined in section 2(a)(3) of the Act) of the applicable Investment Company, Series or the Adviser, except to the extent that an affiliation arises solely because the sub-adviser serves as a sub-adviser to a Series (each a "Non-Affiliated Sub-Adviser").

[7] Shareholder approval will be required for any other sub-adviser changes and material amendments to sub-advisory agreements with respect to sub-advisers other than a Non-Affiliated Sub-Adviser or a Wholly-Owned Sub-Adviser (all such changes are referred to as "Ineligible Sub-Adviser Changes").

Fund which does not manage a portion of the assets of such Fund but provides services to PMC with respect to selecting, monitoring, evaluating and allocating assets among the other Sub-Advisers of PFI Global Multi-Strategy Fund (collectively, "Excluded Sub-Adviser").

7.   Subadvised Series will inform shareholders of the hiring of a new Sub-Adviser pursuant to the following procedures ("Modified Notice and Access Procedures"): (a) within 90 days after a new Sub-Adviser is hired for any Subadvised Series, that Subadvised Series will send its shareholders either a Multi-Manager Notice or a Multi-Manager Notice and Multi-Manager Information Statement;[8] and (b) the Subadvised Series will make the Multi-Manager Information Statement available on the website identified in the Multi-Manager Notice no later than when the Multi-Manager Notice (or Multi-Manager Notice and Multi-Manager Information Statement) is first sent to shareholders, and will maintain it on that website for at least 90 days. In the circumstances described in the application, a proxy solicitation to approve the appointment of new Sub-Advisers provides no more meaningful information to shareholders than the proposed Multi-Manager Information Statement. Applicants state that the applicable Board would comply with the requirements of sections 15(a) and 15(c) of the Act before entering into or amending Sub-Advisory Agreements.

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[8] A "Multi-Manager Notice" will be modeled on a Notice of Internet Availability as defined in rule 14a-16 under the Securities Exchange Act of 1934 ("Exchange Act"), and specifically will, among other things: (a) summarize the relevant information regarding the new Sub-Adviser; (b) inform shareholders that the Multi-manager Information Statement is available on a website; (c) provide the website address; (d) state the time period during which the Multi-Manager Information Statement will remain available on that website; (e) provide instructions for accessing and printing the Multi-Manager Information Statement; and (f) instruct the shareholder that a paper or email copy of the Multi-Manager Information Statement may be obtained, without charge, by contacting the Subadvised Series.

A "Multi-Manager Information Statement" will meet the requirements of Regulation 14C, Schedule 14C and Item 22 of Schedule 14A under the Exchange Act for an information statement, except as modified by the order to permit Aggregate Fee Disclosure, as defined below. Multi-Manager Information Statements will be filed with the Commission via the EDGAR system.

8.   Applicants also request an order exempting the Subadvised Series from certain disclosure obligations that may require the Applicants to disclose fees paid by the Adviser to each Sub-Adviser. Applicants seek relief to permit each Subadvised Series to disclose (as a dollar amount and a percentage of its net assets) (a) the aggregate fees paid to the Adviser and any Wholly-Owned Sub-Advisers, and (b) the aggregate fees paid to Non-Affiliated Sub-Advisers (collectively, the "Aggregate Fee Disclosure"). Any Subadvised Series that employs an Excluded Sub-Adviser will provide separate disclosure of any fees paid to such Excluded Sub-Adviser.

Applicants' Legal Analysis:

1.   Section 15(a) of the Act provides, in relevant part, that it is unlawful for any person to act as investment adviser to a registered investment company "except pursuant to a written contract, which contract, whether with such registered company or with an investment adviser of such registered company, has been approved by the vote of a majority of the outstanding voting securities of such registered company." Rule 18f-2 under the Act provides that each series or class of stock in a series company affected by a matter must approve that matter if the Act requires shareholder approval.

2.   Form N-1A is the registration statement used by open-end investment companies. Item 19(a)(3) of Form N-1A requires a registered investment company to disclose in its statement of additional information the method of computing the "advisory fee payable" by the investment company, including the total dollar amounts that the investment company "paid to the adviser (aggregated with amounts paid to affiliated advisers, if any), and any advisers who are not affiliated persons of the adviser, under the investment advisory contract for the last three fiscal years."

3.   Rule 20a-1 under the Act requires proxies solicited with respect to a registered investment company to comply with Schedule 14A under the Exchange Act. Items 22(c)(1)(ii), 22(c)(1)(iii), 22(c)(8) and 22(c)(9) of Schedule 14A, taken together, require a proxy statement for a shareholder meeting at which the advisory contract will be voted upon to include the "rate of compensation of the investment adviser," the "aggregate amount of the investment adviser's fee," a description of the "terms of the contract to be acted upon," and, if a change in the advisory fee is proposed, the existing and proposed fees and the difference between the two fees.

4.   Regulation S-X sets forth the requirements for financial statements required to be included as part of a registered investment company's registration statement and shareholder reports filed with the Commission. Sections 6-07(2)(a), (b), and (c) of Regulation S-X require a registered investment company to include in its financial statement information about the investment advisory fees.

5.   Section 6(c) of the Act provides that the Commission by order upon application may conditionally or unconditionally exempt any person, security, or transaction or any class or classes of persons, securities, or transactions from any provisions of the Act, or from any rule thereunder, if such exemption is necessary or appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act. Applicants state that their requested relief meets this standard for the reasons discussed below.

6.   Applicants assert that the shareholders expect the Adviser, subject to review and approval of the applicable Board, to select the Sub-Advisers who are in the best position to achieve the Subadvised Series' investment objective. Applicants assert that, from the perspective of the shareholder, the role of the Sub-Adviser is substantially equivalent to the role

of the individual portfolio managers employed by an investment adviser to a traditional investment company. Applicants believe that permitting the Adviser to perform the duties for which the shareholders of the Subadvised Series are paying the Adviser – the selection, supervision and evaluation of the Sub-Advisers – without incurring unnecessary delays or expenses is appropriate in the interest of the Subadvised Series' shareholders and will allow such Subadvised Series to operate more efficiently. Applicants state that each Investment Management Agreement will continue to be fully subject to section 15(a) of the Act and rule 18f-2 under the Act and approved by the applicable Board, including a majority of the Independent Board Members, in the manner required by sections 15(a) and 15(c) of the Act. Applicants are not seeking an exemption with respect to the Investment Management Agreements.

7. Applicants assert that disclosure of the individual fees that the Adviser would pay to the Sub-Advisers does not serve any meaningful purpose. Applicants contend that the primary reasons for requiring disclosure of individual fees paid to Sub-Advisers are to inform shareholders of expenses to be charged by a particular Subadvised Series and to enable shareholders to compare the fees to those of other comparable investment companies. Applicants believe that the requested relief satisfies these objectives because the advisory fee paid to the Adviser will be fully disclosed and therefore, shareholders will know what the Subadvised Series' fees and expenses are and will be able to compare the advisory fees a Subadvised Series is charged to those of other investment companies. Applicants assert that the requested disclosure relief would enhance the Adviser's ability to negotiate the fees paid to Sub-Advisers. Applicants state that the Adviser may be able to negotiate rates that are below a Sub-Adviser's "posted" amounts if the Adviser is not required to disclose the Sub-Advisers' fees to the public. Applicants submit that the relief requested to use

Aggregate Fee Disclosure will encourage Sub-Advisers to negotiate lower subadvisory fees with the Adviser if the lower fees are not required to be made public.

8.   Applicants submit that the requested relief meets the standards for relief under section 6(c) of the Act. Applicants agree to the condition that states that the operation of the Subadvised Series in the manner described in the application must be approved by shareholders of a Subadvised Series before that Subadvised Series may rely on the requested relief. In addition, Applicants state that the proposed conditions to the requested relief are designed to address any potential conflicts of interest, including any posed by the use of Wholly-Owned Sub-Advisers, and provide that shareholders are informed when new Sub-Advisers are hired. Applicants assert that the conditions are designed to provide the Board with sufficient independence and the resources and information it needs to monitor and address any conflicts of interest with "affiliated persons" of the Adviser, including, but not limited to, Wholly-Owned Sub-Advisers. Applicants state that the requested relief is appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act.

Applicants' Conditions:

Applicants agree that any order granting the requested relief will be subject to the following conditions[9]:

1.   Before a Subadvised Series may rely on the order requested in the application, the operation of the Subadvised Series in the manner described in the application, including the hiring of Wholly-Owned Sub-Advisers, will be, or has been, approved by a majority of the Subadvised Series' outstanding voting securities as defined in the Act (or, in the case of an insurance-related Subadvised Series, pursuant to the voting instructions provided by contract

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[9] Applicants will comply with conditions 8, 9 and 13 if they rely on the relief that would allow them to provide the Aggregate Fee Disclosure.

owners with assets allocated to any registered separate account for which the Subadvised Series serves as a funding medium), or, in the case of a new Subadvised Series whose public shareholders purchase shares on the basis of a prospectus containing the disclosure contemplated by condition 2 below, by the sole initial shareholder before offering the Subadvised Series' shares to the public.

2.   The prospectus for each Subadvised Series will disclose the existence, substance, and effect of any order granted pursuant to the application. Each Subadvised Series will hold itself out to the public as employing the multi-manager structure described in the application. The prospectus will prominently disclose that the Adviser has the ultimate responsibility, subject to oversight by the applicable Board, to oversee the Sub-Advisers and recommend their hiring, termination and replacement.

3.   The Adviser will provide general management services to a Subadvised Series, including overall supervisory responsibility for the general management and investment of the Subadvised Series' assets. Subject to review and approval of the applicable Board, the Adviser will (a) set a Subadvised Series' overall investment strategies, (b) evaluate, select, and recommend Sub-Advisers to manage all or a portion of a Subadvised Series' assets, and (c) implement procedures reasonably designed to ensure that Sub-Advisers comply with a Subadvised Series' investment objective, policies and restrictions. Subject to review by the applicable Board, the Adviser will (a) when appropriate, allocate and reallocate a Subadvised Series' assets among multiple Sub-Advisers; and (b) monitor and evaluate the performance of Sub-Advisers.

4.   A Subadvised Series will not make any Ineligible Sub-Adviser Changes without the approval of the shareholders of the applicable Subadvised Series.

5.   Subadvised Series will inform shareholders of the hiring of a new Sub-Adviser within 90 days after the hiring of the new Sub-Adviser pursuant to the Modified Notice and Access Procedures.

6.   At all times, at least a majority of each Board will be Independent Board Members, and the nomination of new or additional Independent Board Members will be placed within the discretion of the then-existing Independent Board Members.

7.   Independent Legal Counsel, as defined in rule 0-1(a)(6) under the Act, will be engaged to represent the Independent Board Members. The selection of such counsel will be within the discretion of the then-existing Independent Board Members.

8.   The Adviser will provide the applicable Board, no less frequently than quarterly, with information about the profitability of the Adviser on a per Subadvised Series basis. The information will reflect the impact on profitability of the hiring or termination of any Sub-Adviser during the applicable quarter.

9.   Whenever a Sub-Adviser is hired or terminated, the Adviser will provide the applicable Board with information showing the expected impact on the profitability of the Adviser.

10.   Whenever a Sub-Adviser change is proposed for a Subadvised Series with an Excluded Sub-Adviser or a Wholly-Owned Sub-Adviser, the applicable Board, including a majority of the Independent Board Members, will make a separate finding, reflected in the applicable Board minutes, that such change is in the best interests of the Subadvised Series and its shareholders and does not involve a conflict of interest from which the Adviser, Excluded Sub-Adviser or Wholly-Owned Sub-Adviser derives an inappropriate advantage.

11.   No Board member or officer of a Subadvised Series or director, manager, or officer of the Adviser, will own directly or indirectly (other than through a pooled investment vehicle that is not controlled by such person), any interest in a Sub-Adviser, except for (i) ownership of interests in the Adviser or any entity, except a Wholly-Owned Sub-Adviser, that controls, is controlled by, or is under common control with the Adviser, or (ii) ownership of less than 1% of the outstanding securities of any class of equity or debt of a publicly-traded company that is either a Sub-Adviser or an entity that controls, is controlled by, or is under common control with a Sub-Adviser.

12.   In the event the Commission adopts a rule under the Act providing substantially similar relief to that requested in the application, the requested order will expire on the effective date of that rule.

13.   Each Subadvised Series will disclose the Aggregate Fee Disclosure in its registration statement.

14. Any new Sub-Advisory Agreement or any amendment to a Series' existing Investment Management Agreement or Sub-Advisory Agreement that directly or indirectly results in an increase in the aggregate advisory rate payable by the Series will be submitted to the Series' shareholders for approval.

For the Commission, by the Division of Investment Management, under delegated authority.

Kevin M. O'Neill
Deputy Secretary